UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

KENERGY SCIENTIFIC, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

488868209

(CUSIP Number)

Kevin E. Toto

PO Box 555

Millbury, MA 01527

818-538-4604

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 17, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 488868209

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):    ☐

1	NAMES OF REPORTING PERSONS Kevin Earl Toto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 147,949,046
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 147,949,046
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,949,046
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8% of the issued and outstanding common stock of the Issuer, based upon 5,217,475,719 shares of common stock issued and outstanding of the Issuer as of September 1, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q/A filed September 19, 2013.

14	TYPE OF REPORTING PERSON IN

Item 1.   Security and Issuer.

This Schedule 13D relates to the common stock, no par value, of Kenergy Scientific, Inc. (the “Issuer”), whose address of its principal executive offices is 30 Eglinton Ave W, Suite 808, Mississauga, Ontario, Canada, M5H 2W9.

Item 2.   Identity and Background.

(a)	This Schedule 13D is being filed by Kevin Earl Toto.

(b)	The principal business address for Mr. Toto is PO Box 555, Millbury, MA 01527.

(c)	Mr. Toto is currently self-employed; his primary business is investments.

(d)	During the past five years, Mr. Toto has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past five years, Mr. Toto has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violation of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Toto is a citizen of the United States of America.

Item 3.    Source and Amount of Funds and Other Consideration.

Mr. Toto used personal funds to purchase the common stock reported as beneficially owned.  No borrowed funds were used to purchase the shares.

In September 2013, Mr. Toto disposed of an aggregate of 367,050,954 shares of the Issuer’s common stock. Before the disposition, he owned 515,000,000 shares. As of September 26, 2013, Mr. Toto owns 147,949,046 shares of common stock of the Issuer.

Item 4.   Purpose of Transaction.

(a)	Mr. Toto holds the shares for investment purposes. In September 2013, Mr. Toto disposed of an aggregate of 367,050,954 shares of the Issuer’s common stock. Before the disposition, he owned 515,000,000 shares. As of September 26, 2013, Mr. Toto owns 147,949,046 shares of common stock of the Issuer. He may continue to dispose of blocks of securities of the Issuer on a periodic basis, or he may decide to purchase additional shares of the common stock or other securities of the Issuer. Mr. Toto may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

(b) – (j)	Mr. Toto has no plans or proposals that relate to or would result in any of the actions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

(a)	As of September 26, 2013, Mr. Toto is the beneficial owner of 147,949,046 shares, or 2.8%, of the issued and outstanding common stock of the Issuer. As of September 1, 2013, the number of shares issued and outstanding of the Issuer was 5,217,475,719 as reported on the Issuer’s Quarterly Report on Form 10-Q/A filed September 19, 2013.

(b)	Mr. Toto shares the power to vote and to direct the disposition of 147,949,046 shares of common stock of the Issuer with his wife, Tamara A. Toto.

(c)

On September 17, 2013, Mr. Toto sold an aggregate of 100,645,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 10,000,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 8,500,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 6,500,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 5,950,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 50,000 shares of the Issuer’s common stock in the open market, at a price of $0.0002 per share.

On September 18, 2013, Mr. Toto sold 4,500,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 6,500,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 4,500,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 6,000,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 7,500,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 4,355,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 18, 2013, Mr. Toto sold 5,000,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 19, 2013, Mr. Toto sold an aggregate of 56,000,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 20, 2013, Mr. Toto sold an aggregate of 92,553,053 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 23, 2013, Mr. Toto sold an aggregate of 32,529,601 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 24, 2013, Mr. Toto sold 6,745,000 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

On September 25, 2013, Mr. Toto sold an aggregate of 9,223,300 shares of the Issuer’s common stock in the open market, at a price of $0.0001 per share.

(d)	Other than Mrs. Tamara A. Toto, Mr. Toto’s spouse, no person other than Mr. Toto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as beneficially owned by Mr. Toto.

(e)	On September 20, 2013, Mr. Toto ceased to be a beneficial owner of more than five percent of the Issuer’s common stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2013	/s/ Kevin E. Toto
Kevin E. Toto